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                          September 6, 2023

       Wangfeng Yan
       Chief Executive Officer
       TANTECH HOLDINGS LTD
       c/o Zhejiang Tantech Bamboo Technology Co., Ltd.
       No. 10 Cen Shan Road, Shuige Industrial Zone
       Lishui City, Zhejiang Province 323000
       People   s Republic of China

                                                        Re: TANTECH HOLDINGS
LTD
                                                            Registration
Statement on Form F-3
                                                            Filed August 30,
2023
                                                            File No. 333-274274

       Dear Wangfeng Yan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Anthony W. Basch, Esq.